UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

   (Amendment No.  2)*

 IVEDA SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46583A105

(CUSIP Number)

Gary J. Kocher

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2011

(Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1.	Names of Reporting Persons David Ly
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,605,181(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,605,181 (1)
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,605,181 (1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	This number is the sum of (a) 3,305,181 shares beneficially owned as of May 27, 2011, as reported on Amendment No. 1 to Schedule 13D, filed on June 1, 2011, and (b) 300,000 shares issuable upon the exercise of the option granted to Mr. Ly on June 20, 2011.
(2)	This percentage is based upon 24,209,770 shares of common stock outstanding, options to purchase 4,042,762 shares of common stock outstanding, and warrants to purchase 1,612,778 shares of common stock outstanding as of May 1, 2012, as reported on the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on May 16, 2012.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 1, 2011 (“Amendment No. 1”). This Amendment No. 2 relates to the granting of an option by the Issuer to Mr. Ly as further described in Item 3 below.

Item 1.           Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share, of Iveda Solutions, Inc. (“Iveda”).  Iveda’s principal executive offices are located at 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.

Item 2.           Identity and Background.

(a)–(c), (f)

This statement is being filed by David Ly, the President and Chief Executive Officer of Iveda.  Mr. Ly’s business address is 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.  Mr. Ly is a citizen of the United States of America.

(d) – (e)

During the last five years, Mr. Ly has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

On June 20, 2011, Iveda granted an option to Mr. Ly to purchase up to 300,000 shares of Iveda’s common stock. The option was granted in consideration for Mr. Ly’s services to Iveda in his capacity as President and Chief Executive Officer. The option has an exercise price of $1.00 per share and became immediately exercisable with respect to all 300,000 shares upon grant. The option was granted pursuant to the Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference as Exhibit 3), and pursuant to a Notice of Grant of Stock Option and a Stock Option Agreement (the forms of which are incorporated by reference as Exhibits 1 and 2), which contain provisions with respect to the accelerated vesting and termination of the option upon termination of employment under various circumstances. The option expires 10 years after the date of grant.

Item 4.           Purpose of Transaction.

The purpose of the option grant described above is to reward Mr. Ly for his service and efforts on behalf of Iveda.  Except as set forth in this statement (including any information incorporated by reference) and in connection with the option grant described above, Mr. Ly does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

(a)  Mr. Ly beneficially owns 3,605,181(1) shares of Iveda common stock, which comprises approximately 12.1%(2) of the outstanding shares of Iveda common stock.

(b)  Mr. Ly has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 3,605,181 shares of Iveda common stock. This number takes into account 300,000 shares of common stock that Mr. Ly may acquire upon the exercise of his outstanding stock option.

(c)  Except as disclosed above and in Amendment No. 1, during the past sixty days, there were no transactions in shares of Iveda common stock, or any securities directly or indirectly convertible into or exchangeable for shares of Iveda common stock, by Mr. Ly or any person or entity controlled by Mr. Ly or any person or entity for which Mr. Ly possesses voting or investment control over the securities thereof.

(d)  Not applicable.

(e)  Not applicable.

Item 6.           Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 3 is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Notice of Grant of Stock Option under the Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.2 to the S-8 filed on 6/24/2011).

2	Form of Stock Option Agreement under the Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.2 to the S-8 filed on 6/24/2011).

3	Iveda Solutions, Inc. 2010 Stock Option Plan, as amended (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on 5/2/2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2012
(Date)

/s/ David Ly
(Signature)
David Ly, President and CEO
(Name and Title)